FORM RW OF THE SEC
			FORM FOR REGISTRATION WITHDRAWAL STATEMENT



	COMPANY NAME: ELECTROPREMIUM
	4006-W-COMMONWEALTH AVE,
	FULLERTON, CA, 92833.
	TEL NO: 657-253-8274.
	EMAIL: khurramafzal889@gmail.com

	Pursuant to Rule 477, under the Securities Act of 1933, Electropremium hereby requests withdrawal of security filed under the Form S-1 filing, File NO: 333-223250, along with the amendments. Since securities and exchange commission has already invalidated the form s-1 filing, I khurram afzal ceo, president of electropremium plan to file this security under the form D exempt offering.

	The registration statement has not been declared effective by the commission. Moreover, no securities were sold or will be sold under this registration statement.

	The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.

	Thank you for your help.
				Dated: 15th of April, 2020.

							KHURRAM AFZAL
							OWNER, CEO, PRESIDENT.
							ELECTROPREMIUM